Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Climb Channel Solutions, Inc.	Delaware

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc. Interwork Technologies Inc. Wayside Technology Group Europe B.V. Lifeboat Distribution, EMEA B.V.	Delaware Delaware Netherlands Netherlands
Climb Global Solutions (Canada), Inc. Climb Global Solutions Holdings UK Limited	Canada England and Wales

Climb Global Solutions Limited Climb Global Solutions EMEA Limited	England and Wales Ireland